

Mail Stop 3628

September 22, 2015

Via E-mail
Kevin C. Ng
President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, New York 10036

>   **Re: Morgan Stanley Capital I Inc.**
>   **Registration Statement on Form SF-3**
>   **Filed August 26, 2015**
>   **File No. 333-206582**

Dear Mr. Ng:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not

permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

Summary of Terms

Relevant Parties – Significant Obligors, page 19, and Description of the Mortgage Pool – Mortgage Pool Characteristics – Significant Mortgage Loans and Significant Obligors, page 133

3. We note that you contemplate including any obligor, property or lessee representing 10% or more of the asset pool as a significant obligor. Please confirm that you will also include any group of affiliated obligors, related properties or affiliated lessees relating to any pool asset or group of pool assets as a significant obligor. Refer to Item 1101(k) of Regulation AB.

Transaction Parties

The Sponsors, Mortgage Loan Sellers and Originators, page 176

4. We note your statement that a third party will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

[Credit Risk Retention], page 193

5. Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii) and (c)(2)(ii) of Regulation RR.

Pooling and Servicing Agreement

The Asset Representations Reviewer – Asset Review, page 304

6. Under the registration statement, investors are given a 150-day period to conduct an asset review vote following the receipt of an asset review vote election. However, under the Pooling and Servicing Agreement on page 397, investors are given a 180-day period. Please amend so that this is consistent.

Signatures

7. Please revise the signature page for the depositor. The registration statement must be signed by the depositor's principal financial officer and controller or principal accounting officer. Refer to Signature Instructions of Form SF-3.

Exhibit Index

8. Please confirm to us that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules. Refer to Rule 17(a)(10) of Regulation RR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Tejal Wadhwani, Morgan Stanley
        Kevin Blauch, Sidley Austin LLP